UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

On December 12, 2022, Meiwu Technology Co., Ltd. (the “Company”) entered into a Share Purchase Agreement (“SPA”) with Xinfuxin International Holdings Limited, a British Virgin Islands business company (the “Target”), and all the shareholders of the Target, who collectively hold 100% issued and outstanding shares of the Target (the “Sellers”). Target indirectly owns 100% of Hunan Yuanxing Chanrong Technology Co., Ltd., a company organized under the laws of the PRC , via a wholly-owned subsidiary of the Target in Hong Kong, Antai Medical Limited.

Pursuant to the SPA, the Company is going to acquire 100% of the issued and outstanding shares of the Target. Upon the closing, the Company shall deliver to the Sellers total consideration of US$9.6 million to be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.8 per share, for a total of 12,000,000 Ordinary Shares (“Share Consideration”)

The SPA contains customary representations and warranties of the Target and Sellers, including, among other things, (a) the good standing of the parties under the laws of the jurisdiction under which they are organized, (b) the individual authority for each of the parties to execute and deliver the SPA, (c) the accuracy of the Target’s and its subsidiaries’ financial records, (d) the absence of any undisclosed material adverse changes, and (e) the absence of legal proceedings that relate to the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things Nasdaq approval of the listing of the Share Consideration.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the complete text of the SPA, which is filed hereto as Exhibit 10.1

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Share Purchase Agreement, dated December 12, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: December 16, 2022